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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON PROVIDES UPDATE ON KILGORE GOLD PROJECT

Toronto, Ontario – June 7, 2022 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN, FRA:E4X2) (“Excellon” or the “Company”) reports that the Idaho Conservation League and Greater Yellowstone Coalition (the “ICL/GYC”) have filed a legal action (the “Action”) in U.S. District Court challenging the recent United States Forest Service (“USFS”) approval of a Plan of Operations submitted by Excellon’s subsidiary, Excellon Idaho Gold Inc. (“Excellon Idaho Gold”), concerning the Kilgore Gold Exploration Project in the Dubois Ranger District, Clark County, Idaho. The Action follows the denial by the U.S. District Court of a motion filed by the ICL/GYC to reopen the 2018 proceeding against the USFS.

“The filing of this Action was entirely expected and we are confident that the work performed by the USFS on the Environmental Assessment over the past two years will withstand the challenge in Court,” stated Brendan Cahill, President & CEO of Excellon. “The U.S. District Court recently rejected a motion by the ICL/GYC to reopen the 2018 proceeding and we are confident the Court will reject ICL/GYC’s claims in this Action.”

In response to the Court’s previous decision in 2020, the USFS supplemented its analysis of water quality in the Dog Bone Ridge area and potential impacts on Yellowstone cutthroat trout. A USFS biological evaluation determined the exploration project’s activities will have no impact on the Yellowstone cutthroat trout and its habitat. In addition to actions taken in response to the Court’s previous decision, the USFS updated analyses of terrestrial, aquatic, and plant species known or expected to occur within the project area during its Environmental Assessment. The Environmental Assessment and Decision Notice/Finding of No Significant Impact are available on Excellon Idaho Gold’s website: https://excellonidaho.com

Excellon Idaho Gold expects to file a motion to intervene as a defendant-intervenor to protect its interests in the matter.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Dan Hall, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the Lawsuit filed by the ICL/GYC concerning the Kilgore Exploration Project, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the possibility that the USFS’ authorization of the Company’s Plan of Operations will be vacated, the possibility that the U.S. District Court will not accept the Company’s motion to intervene as a defendant-interveor in the Lawsuit, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: June 7, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer